Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2018 and 2017
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2018	2018
ASSETS
Current Assets
Cash and cash equivalents	19	$68,138	$49,199
Short-term investments		57,069	56,910
Trade and other receivables		828	676
Inventories		12,430	11,018
Due from a related party	11	38	11
Income tax receivable		-	534
Prepaids and deposits		4,081	4,456
		142,584	122,804

Non-current Assets
Long-term prepaids and deposits		781	954
Reclamation deposits		5,429	5,712
Investment in an associate	3	36,821	38,001
Other investments	4	7,751	6,132
Plant and equipment	5	68,027	71,211
Mineral rights and properties	6	219,843	232,080
TOTAL ASSETS		$481,236	$476,894

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$33,117	$25,198
Bank loan	7	4,366	-
Deposits received		3,609	6,806
Income tax payable		2,498	303

		43,590	32,307
Non-current Liabilities
Deferred income tax liabilities		32,419	33,310
Environmental rehabilitation		12,205	13,098
Total Liabilities		88,214	78,715

Equity
Share capital		230,987	228,729
Share option reserve		15,492	14,690
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(50,150)	(25,875)
Retained earnings		109,693	86,283
Total equity attributable to the equity holders of the Company		331,431	329,236

Non-controlling interests	10	61,591	68,943
Total Equity		393,022	398,179

TOTAL LIABILITIES AND EQUITY		$481,236	$476,894
Commitments and contingencies	18

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2018	2017	2018	2017

Sales	17(c)	$42,351	$44,352	$135,567	$131,590
Cost of sales
Production costs		16,941	15,553	49,456	45,839
Mineral resource taxes		1,220	1,255	3,861	3,683
Depreciation and amortization		4,887	4,378	15,396	13,291
		23,048	21,186	68,713	62,813
Gross profit		19,303	23,166	66,854	68,777

General and administrative	12	5,339	4,915	14,416	13,958
Government fees and other taxes	13	625	902	2,194	2,433
Foreign exchange (gain) loss		(2,315)	(236)	(2,395)	2,490
Loss on disposal of plant and equipment	5	254	148	388	324
Gain on disposal of NSR		-	-	-	(4,320)
Share of (income) loss in associate	3	(172)	142	212	511
Dilution gain on investment in associate		-	(822)	-	(822)
Reclassification of other comprehensive loss upon
ownership dilution of investment in associate		-	18	-	18
Other expense (income)		400	(1,560)	676	(1,867)
Income from operations		15,172	19,659	51,363	56,052

Finance income	14	981	822	2,602	2,046
Finance costs	14	(166)	(112)	(463)	(329)
Income before income taxes		15,987	20,369	53,502	57,769

Income tax expense	15	5,134	4,302	17,395	13,586
Net income		$10,853	$16,067	$36,107	$44,183

Attributable to:
Equity holders of the Company		$8,660	$12,718	$27,618	$34,800
Non-controlling interests		2,193	3,349	8,489	9,383
		$10,853	$16,067	$36,107	$44,183

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.05	$0.08	$0.16	$0.21
Diluted earnings per share		$0.05	$0.07	$0.16	$0.20
Weighted Average Number of Shares Outstanding - Basic		168,871,756	168,077,624	168,083,532	168,003,035
Weighted Average Number of Shares Outstanding - Diluted		170,314,907	169,782,024	170,306,321	169,992,421

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2018	2017	2018	2017

Net income		$10,853	$16,067	$36,107	$44,183
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(5,119)	6,519	(32,387)	20,662
Share of other comprehensive income (loss) in associate	3	540	(38)	1,157	(51)
Reclassification to net income upon ownership dilution of investment in associate		-	18	-	18
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	365	338	2,042	859
Other comprehensive (loss) income, net of taxes		$(4,214)	$6,837	$(29,188)	$21,488
Attributable to:
Equity holders of the Company		$(4,579)	$5,471	$(24,275)	$18,255
Non-controlling interests		365	1,366	(4,913)	3,233
		$(4,214)	$6,837	$(29,188)	$21,488
Total comprehensive income		$6,639	$22,904	$6,919	$65,671

Attributable to:
Equity holders of the Company		$4,081	$18,189	$3,343	$53,055
Non-controlling interests		2,558	4,715	3,576	12,616
		$6,639	$22,904	$6,919	$65,671

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2018	2017	2018	2017
Cash provided by
Operating activities
Net income		$10,853	$16,067	$36,107	$44,183
Add (deduct) items not affecting cash:
Finance costs	14	166	112	463	329
Depreciation, amortization and depletion		5,207	4,683	16,308	14,176
Share of (income) loss in associate	3	(172)	142	212	511
Dilution gain on investment in associate		-	(822)	-	(822)
Reclassification of other comprehensive loss upon ownership
dilution of investment in associate		-	18	-	18
Gain on disposal of NSR		-	-	-	(4,320)
Income tax expense	15	5,134	4,302	17,395	13,586
Finance income	14	(981)	(822)	(2,602)	(2,046)
Loss on disposal of plant and equipment	5	254	148	388	324
Share-based compensation	8(b)	506	458	1,418	1,144
Reclamation		(268)	(17)	(334)	(36)
Income taxes paid		(4,004)	(2,065)	(12,480)	(9,647)
Interest received		981	822	2,602	2,046
Interest paid		(48)	-	(96)	-
Changes in non-cash operating working capital	19	1,917	4,431	2,358	5,598
Net cash provided by operating activities		19,545	27,457	61,739	65,044

Investing activities
Mineral rights and properties
Capital expenditures		(7,617)	(5,705)	(19,410)	(16,638)
Plant and equipment
Additions		(2,682)	(1,724)	(4,325)	(4,455)
Proceeds on disposals	5	-	-	29	19
Investment in associate		-	(3,836)	-	(23,861)
Net redemption (purchases) of short-term investments		12,613	10,422	(4,606)	(21,345)
Net cash provided by (used in) investing activities		2,314	(843)	(28,312)	(66,280)

Financing activities
Bank loan
Proceeds	7	-	-	4,527	-
Non-controlling interests
Distribution	10	(3,292)	-	(9,926)	(4,891)
Acquisition	10	(1,121)	-	(1,121)	-
Cash dividends distributed	8(c)	(2,113)	(1,683)	(4,208)	(3,362)
Proceeds from issuance of common shares		623	174	1,643	342
Common shares repurchased as part of normal course issuer bid		-	(1,779)	-	(1,779)
Net cash used in financing activities		(5,903)	(3,288)	(9,085)	(9,690)
Effect of exchange rate changes on cash and cash equivalents		(1,340)	1,579	(5,403)	4,197

Increase in cash and cash equivalents		14,616	24,905	18,939	(6,729)

Cash and cash equivalents, beginning of the period		53,522	41,369	49,199	73,003

Cash and cash equivalents, end of the period		$68,138	$66,274	$68,138	$66,274
Supplementary cash flow information	19

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Total equity attributable		Non-
		Number of		option		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	Total equity
Balance, April 1, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935
Options exercised		564,619	468	(126)	-	-	-	342	-	342
Share-based compensation		-	-	1,144	-	-	-	1,144	-	1,144
Dividends declared		-	-	-	-	-	(3,362)	(3,362)	-	(3,362)
Common shares repurchased as part of normal course issuer bid		(788,000)	(1,779)	-	-	-	-	(1,779)	-	(1,779)
Comprehensive income		-	-	-	-	18,255	34,800	53,055	12,616	65,671
Balance, December 31, 2017		167,666,255	$230,844	$14,343	$25,409	$(32,164)	$74,089	$312,521	$67,430	$379,951
Options exercised		292,401	283	(75)	-	-	-	208	-	208
Share-based compensation		-	-	422	-	-	-	422	-	422
Distribution to non-controlling interests		-	-	-	-	-	-	-	(2,917)	(2,917)
Common shares repurchased as part of normal course issuer bid		(929,100)	(2,398)	-	-	-	-	(2,398)	-	(2,398)
Comprehensive income		-	-	-	-	6,289	12,194	18,483	4,430	22,913
Balance, March 31, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		2,652,484	2,258	(616)	-	-	-	1,642	-	1,642
Share-based compensation	8(b)	-	-	1,418	-	-	-	1,418	-	1,418
Dividends declared	8(c)	-	-	-	-	-	(4,208)	(4,208)	-	(4,208)
Distribution to non-controlling interests	10	-	-	-	-	-	-	-	(9,926)	(9,926)
Disposition of non-controlling interests upon wound-up of a subsidiary	10	-	-	-	-	-	-	-	(1,002)	(1,002)
Comprehensive (loss) income		-	-	-	-	(24,275)	27,618	3,343	3,576	6,919
Balance, December 31, 2018		169,682,040	$230,987	$15,492	$25,409	$(50,150)	$109,693	$331,431	$61,591	$393,022

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is a Canadian mining company engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are located in China.

The Company is a publicly listed company incorporated pursuant to the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the Toronto Stock Exchange and NYSE American Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

Operating results for the three and nine months ended December 31, 2018, are not necessarily indicative of the results that may be expected for the year ending March 31, 2019.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2018. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2018 except for the following:

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 (2014)”). As the Company applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

IFRS 15 – Revenue from contracts with customers

On April 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new pricing terms are not significant and does not constrain the recognition of revenue.

The Company concluded after review of its revenue streams and underlying contracts with customers that the adoption of IFRS 15 has no material impact on the Company’s financial statements.

Other narrow scope amendments

The Company adopted IFRIC 22 – Foreign currency transaction and advanced consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on February 13, 2019.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2018	2018	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

(c) Accounting standards issued but not yet in effect

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company is currently identifying and collecting data relating to existing lease agreements for Fiscal 2019.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at December 31, 2018, the Company owned 39,280,900 common shares (March 31, 2018 – 39,280,900) of NUAG, representing an ownership interest of 29.8% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Share of net loss		(212)
Share of other comprehensive income		1,157
Foreign exchange impact		(2,125)
Balance December 31, 2018	39,280,900	$36,821	$41,751

4.	OTHER INVESTMENTS

	December 31, 2018	March 31, 2018

Equity investments designated as FVTOCI

Publicly-traded companies	$7,751	$6,132

Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. As of December 31, 2018, none of the investments held by the Company represented more than 10% of the respective interest of investees.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follow:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2017	$1,207	$(6,233)
Change in fair value on equity investments designated as FVTOCI	378	378
Equity investments received as consideration for disposal of NSR	4,320	-
Impact of foreign currency translation	227	-
March 31, 2018	$6,132	$(5,855)
Change in fair value on equity investments designated as FVTOCI	2,042	2,042
Impact of foreign currency translation	(423)	-
December 31, 2018	$7,751	$(3,813)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074
Additions	1,497	1,156	1,084	559	1,540	5,836
Disposals	(246)	(194)	(298)	(515)	-	(1,253)
Reclassification of asset groups(1)	344	-	4	-	(348)	-
Impact of foreign currency translation	9,086	829	2,271	555	267	13,008
Balance as at March 31, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	971	419	2,123	769	3,354	7,636
Disposals	(317)	(107)	(493)	(270)	-	(1,187)
Reclassification of asset groups(1)	48	-	-	-	(48)	-
Impact of foreign currency translation	(9,016)	(622)	(2,588)	(592)	(400)	(13,218)
Ending balance as at December 31, 2018	$96,851	$7,445	$28,455	$6,637	$6,508	$145,896

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)
Disposals	68	175	208	440	-	891
Depreciation and amortization	(3,180)	(438)	(1,643)	(390)	-	(5,651)
Impact of foreign currency translation	(4,198)	(383)	(1,768)	(467)	(5)	(6,821)
Balance as at March 31, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	128	90	309	243	-	770
Depreciation and amortization	(2,374)	(385)	(1,208)	(251)	-	(4,218)
Impact of foreign currency translation	4,331	415	1,823	459	5	7,033
Ending balance as at December 31, 2018	$(47,931)	$(5,192)	$(19,799)	$(4,894)	$(53)	$(77,869)

Carrying amounts
Balance as at March 31, 2018	$55,149	$2,443	$8,690	$1,385	$3,544	$71,211
Ending balance as at December 31, 2018	$48,920	$2,253	$8,656	$1,743	$6,455	$68,027

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at December 31, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$33,187	$2,164	$12,642	$927	$48,920
Office equipment	1,779	36	212	226	2,253
Machinery	6,155	266	2,105	130	8,656
Motor vehicles	1,554	27	143	19	1,743
Construction in progress	4,596	1,797	62	-	6,455
Total	$47,271	$4,290	$15,164	$1,302	$68,027

Carrying amounts as at March 31, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$37,432	$2,527	$14,039	$1,151	$55,149
Office equipment	2,053	46	168	176	2,443
Machinery	5,649	339	2,652	50	8,690
Motor vehicles	1,270	33	80	2	1,385
Construction in progress	1,529	1,966	49	-	3,544
Total	$47,933	$4,911	$16,988	$1,379	$71,211

During the three and nine months ended December 31, 2018, certain plant and equipment were disposed for proceeds of $nil and $29, respectively (three and nine months ended December 31, 2017 - $nil and $19, respectively) and loss of $254 and $388, respectively (three and nine months ended December 31, 2017 –loss of $148 and $324, respectively).

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875
Capitalized expenditures	20,125	14	323	231	-	20,693
Environmental rehabiliation	(589)	(52)	(36)	(17)	-	(694)
Foreign currecy translation impact	23,351	1,346	9,755	1,904	6	36,362
Balance as at March 31, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	19,185	100	801	223	-	20,309
Foreign currecy translation impact	(24,300)	(1,328)	(9,689)	(1,893)	(10)	(37,220)
Ending balance as at December 31, 2018	$272,619	$63,826	$104,356	$20,354	$170	$461,325

Impairment and accumulated depletion
Balance as at April 1, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)
Depletion	(12,196)	-	(1,837)	-	-	(14,033)
Foreign currecy translation impact	(6,746)	(693)	(7,111)	(1,892)	(6)	(16,448)
Balance as at March 31, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Depletion	(10,701)	-	(1,765)	-	-	(12,466)
Foreign currecy translation impact	7,415	684	7,164	1,867	10	17,140
Ending balance as at December 31, 2018	$(86,385)	$(56,900)	$(78,096)	$(19,931)	$(170)	$(241,482)

Carrying amounts
Balance as at March 31, 2018	$194,635	$7,470	$29,749	$226	$-	$232,080
Ending balance as at December 31, 2018	$186,234	$6,926	$26,260	$423	$-	$219,843

7.	BANK LOAN

Total
Balance, April 1, 2018	$-
Addition	4,527
Interest accrued	104
Interest paid	(96)
Foreign exchange impact	(169)
Balance, December 31, 2018	$4,366

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

On June 14, 2018, the Company's 77.5% owned subsidiary Henan Found borrowed a loan of $4,527 (RMB ¥30 million) from Bank of China. The loan bears Chinese prevailing loan prime interest rate and matures on June 14, 2019. As of December 31, 2018, the Chinese prevailing loan prime interest rate was 4.35%. For the three and nine months ended December 31, 2018, interests of $49 and $104, respectively (three and nine months ended December 31, 2017 - $nil) were accrued and expensed through finance costs (see note 14).

8.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2018 were fully paid.

(b)	Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2017	7,679,507	$1.97
Option granted	2,192,500	3.30
Options exercised	(857,020)	0.81
Options forfeited	(195,626)	3.00
Options expired	(672,562)	5.25
Balance, March 31, 2018	8,146,799	$2.15
Option granted	1,815,000	3.10
Options exercised	(2,652,484)	0.82
Options forfeited	(114,075)	3.38
Options expired	(385,812)	3.36
Balance, December 31, 2018	6,809,428	2.84

During the nine months ended December 31, 2018, a total of 1,815,000 options with a life of three years were granted to directors, officers, and employees at exercise prices of CAD$3.40 and CAD$2.60 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The fair value of stock options granted during the nine months ended December 31, 2018 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2018	2017
Risk free interest rate	2.16%	1.54%
Expected life of option in years	2.27 years	2.25 years
Expected volatility	58%	72%
Expected dividend yield	2.10%	1.17%
Estimated forfeiture rate	10%	10%
Weighted average share price at date of grant	$3.10	$3.36

The weighted average grant date fair value of the options granted during the nine months ended December 31, 2018 was CAD$1.00 (nine months ended December 31, 2017 – CAD$1.33). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and nine months ended December 31, 2018, a total of $506 and $1,418, respectively (three and nine months ended December 31, 2017 - $458 and $1,144, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses on the condensed consolidated interim statements of income.

The following table summarizes information about stock options outstanding at December 31, 2018:

	Number of options				Weighted
	outstanding at	Weighted average	Weighted average	Number of options	average
Exercise price in	December 31,	remaining contractual	exercise price in	exercisable at	exercise price
CAD$	2018	life (Years)	CAD$	December 31, 2018	in CAD$
$1.43	1,259,260	1.42	$1.43	1,259,260	1.43
$1.75	340,000	0.41	$1.75	340,000	1.75
$1.76	221,168	0.79	$1.76	221,168	1.76
$2.60	685,000	2.88	$2.60	-	-
$2.98	118,500	0.06	$2.98	118,500	2.98
$3.23	1,032,500	2.20	$3.23	258,125	3.23
$3.36	1,010,000	1.75	$3.36	500,000	3.36
$3.40	1,130,000	2.65	$3.40	-	-
$3.63	840,000	1.05	$3.63	630,000	3.63
$4.34	143,000	0.71	$4.34	143,000	4.34
$5.58	30,000	1.15	$5.58	22,500	5.58
$ 1.43 - 5.58	6,809,428	1.78	$2.49	3,492,553	$2.49

Subsequent to December 31, 2018, a total of 11,600 options with a price range from CAD$1.43 to CAD$1.76 were exercised and a total of 118,500 options with an exercise price of CAD$2.98 expired.

(c)	Cash dividends declared

During the three and nine months ended December 31, 2018, dividends of $1,933 and $4,028, respectively (three and nine months ended December 31, 2017 - $1,683 and $3,362, respectively) were declared and paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2018	March 31, 2018
Change in fair value on equity investments designated as FVTOCI	$(35,466)	$(37,508)
Share of other comprehensive income in associate	1,438	281
Currency translation adjustment	(16,122)	11,352
Balance, end of the period	$(50,150)	$(25,875)

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive income in associate and currency translation adjustment are net of tax of $nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814
Share of net income (loss)	10,230	1,313	(374)	341	392	11,902
Share of other comprehensive income (loss)	4,476	512	242	(38)	(48)	5,144
Distributions	(2,917)	-	-	-	-	(2,917)
Balance, March 31, 2018	$65,601	$5,909	$3,532	$(2,545)	$(3,554)	$68,943
Share of net income (loss)	8,022	655	(304)	273	(157)	8,489
Share of other comprehensive (loss) income	(4,930)	(429)	(193)	602	37	(4,913)
Distributions	(8,910)	(1,016)	-	-	-	(9,926)
Disposition upon wound-up of a subsidiary	-	-	-	(1,002)	-	(1,002)
Balance, December 31, 2018	$59,783	$5,119	$3,035	$(2,672)	$(3,674)	$61,591

As at December 31, 2018, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2018, Henan Found declared and paid dividends of $2,560 and $6,930, respectively to Henan Non-ferrous (three and nine months ended December 31, 2017 – $nil and $3,804, respectively).

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2018, Henan Found declared and paid dividends of $732 and $1,980, respectively to Henan Xinxiangrong (three and nine months ended December 31, 2017 –$nil and $1,087, respectively).

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is the 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2018, Henan Huawei declared and paid dividends of $nil and $1,016, respectively to Henan Xinhui (three and nine months ended December 31, 2017 – $nil).

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”) is the 5% equity holder of Guangdong Found and a related party of the Company as it is controlled by a relative of an officer and director of the Company. In October 2018, the Company exercised its first right of refusal and entered into an agreement with GRT to acquire its 4% ownership in Guangdong Found for cash consideration of $2.2 million (RMB¥15 million). As

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

at December 31, 2018, cash consideration of $1,121 (RMB¥7.5 million) were paid to GRT. The transaction was subsequently completed in January 2019, and the non-controlling interest in Guangdong Found was reduced to 1%.

11.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

(a)	Transactions with NUAG

Due from a related party	December 31, 2018	March 31, 2018
NUAG (a)	$38	$11

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three and nine months ended December 31, 2018, the Company recovered $52 and $151, respectively (three and nine months ended December 31, 2017 - $137 and $387, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b)	Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to companies controlled by key management personnel, were as follows:

	Three month ended December 31,		Nine month ended December 31,
	2018	2017	2018	2017
Salaries and bonuses	$1,536	$376	$2,295	$1,908
Share-based compensation	288	433	729	433
	$1,824	$809	$3,024	$2,341

12.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2018	2017	2018	2017
Office and administrative expenses	$1,559	$1,894	$4,650	$4,886
Amortization and depreciation	320	305	912	885
Salaries and benefits	2,736	2,176	6,928	6,315
Share-based compensation	506	458	1,418	1,144
Professional fees	218	82	508	728
	$5,339	$4,915	$14,416	$13,958

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Government fees	$44	$67	$149	$341
Other taxes	581	835	2,045	2,092
	$625	$902	$2,194	$2,433

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

14.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2018	2017	2018	2017
Interest income	$981	$822	$2,602	$2,046

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2018	2017	2018	2017
Interest on bank loan	49	-	$104	$-
Unwinding of discount of environmental rehabilitation provision	117	112	359	329
	$166	$112	$463	$329

15.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2018	2017	2018	2017
Current	$4,354	$3,712	$15,375	$11,455
Deferred	780	590	2,020	2,131
	$5,134	$4,302	$17,395	$13,586

16.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at December 31, 2018 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$68,138	$-	$-	$68,138
Investments in publicly traded companies	7,751	-	-	7,751

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2018 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2018 and 2017.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2018				March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,366	$-	$-	$4,366	$-
Accounts payable and accrued liabilities	33,117	-	-	33,117	25,198

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	December 31, 2018	March 31, 2018
Financial assets denominated in U.S. Dollars	$50,669	$27,256

As at December 31, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $5.1 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at December 31, 2018, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to Chinese prevailing loan prime interest rate. If the prime interest rate increased (decreased) by 1%, interest expenses would be increased (decreased) by approximately $0.5 million per annum. However, the Company does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last three years.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at December 31, 2018. There were no amounts in other receivables which were past due on December 31, 2018 (at March 31, 2018 - $nil) for which no provision is recognized.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $775.

17.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for assets and liabilities are as follows:

December 31, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$70,548	$1,749	$11,375	$502	$7,013	$51,622	$142,809
Plant and equipment	47,271	4,290	15,164	259	936	107	68,027
Mineral rights and properties	186,234	6,926	26,260	423	-	-	219,843
Investment in an associate	-	-	-	-	-	36,821	36,821
Other investments	-	-	-	6,741	-	1,010	7,751
Reclamation deposits	5,197	-	-	-	-	7	5,204
Long-term prepaids and deposits	282	99	277	123	-	-	781
Total assets	$309,532	$13,064	$53,076	$8,048	$7,949	$89,567	$481,236

Current liabilities	$32,736	$1,413	$5,548	$2,585	$243	$1,065	$43,590
Deferred income tax liabilities	31,459	960	-	-	-	-	32,419
Environmental rehabilitation	10,218	931	781	275	-	-	12,205
Total liabilities	$74,413	$3,304	$6,329	$2,860	$243	$1,065	$88,214

March 31, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$82,567	$1,833	$7,911	$699	$1,574	$28,220	$122,804
Plant and equipment	47,933	4,911	16,988	137	1,104	138	71,211
Mineral rights and properties	194,635	7,470	29,749	226	-	-	232,080
Investment in an associate	-	-	-	-	-	38,001	38,001
Other investments	-	-	-	4,863	-	1,269	6,132
Reclamation deposits	5,544	-	160	-	-	8	5,712
Long-term prepaids and deposits	311	108	325	210	-	-	954
Total assets	$330,990	$14,322	$55,133	$6,135	$2,678	$67,636	$476,894

Current liabilities	$22,419	$1,652	$3,485	$2,745	$474	$1,532	$32,307
Deferred income tax liabilities	32,382	928	-	-	-	-	33,310
Environmental rehabilitation	10,929	989	887	293	-	-	13,098
Total liabilities	$65,730	$3,569	$4,372	$3,038	$474	$1,532	$78,715

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for operating results are as follows:

Three months ended December 31 30, 2018
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$35,184	$-	$7,167	$-	$-	$-	$42,351
Cost of sales	(18,598)	-	(4,450)	-	-	-	(23,048)
Gross profit	16,586	-	2,717	-	-	-	19,303

Operating (expenses) income	(2,463)	(427)	(777)	(462)	(410)	408	(4,131)
Finance items	356	(34)	8	(3)	42	446	815
Income tax expenses	(3,725)	(16)	-	-	-	(1,393)	(5,134)
Net income (loss)	$10,754	$(477)	$1,948	$(465)	$(368)	$(539)	$10,853

Attributed to:
Equity holders of the Company	8,412	(334)	1,850	(361)	(368)	(539)	8,660
Non-controlling interests	2,342	(143)	98	(104)	-	-	2,193
Net income (loss)	$10,754	$(477)	$1,948	$(465)	$(368)	$(539)	$10,853
(1) Hunan's BYP project was placed on care and maintenance starting August 2014;

Three months ended December 31, 2017
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$34,832	$-	$9,520	$-	$-	$-	$44,352
Cost of sales	(15,616)	-	(5,570)	-	-	-	(21,186)
Gross profit	19,216	-	3,950	-	-	-	23,166

Operating (expenses) income	(2,249)	(380)	(984)	2,095	(380)	(1,609)	(3,507)
Finance items	292	(20)	3	(2)	63	374	710
Income tax (expenses) recovery	(4,314)	12	-	-	-	-	(4,302)
Net income (loss)	$12,945	$(388)	$2,969	$2,093	$(317)	$(1,235)	$16,067

Attributed to:
Equity holders of the Company	10,092	(271)	2,826	1,623	(317)	(1,235)	12,718
Non-controlling interests	2,853	(117)	143	470	-	-	3,349
Net income (loss)	$12,945	$(388)	$2,969	$2,093	$(317)	$(1,235)	$16,067

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Nine months ended December 31, 2018
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$113,897	$-	$21,670	$-	$-	$-	$135,567
Cost of sales	(54,812)	-	(13,901)	-	-	-	(68,713)
Gross profit	59,085	-	7,769	-	-	-	66,854

Operating expenses	(6,935)	(806)	(2,213)	(691)	(1,177)	(3,669)	(15,491)
Finance items, net	813	(94)	45	(8)	112	1,271	2,139
Income tax expenses	(13,292)	(115)	-	-	(1)	(3,987)	(17,395)
Net income (loss)	$39,671	$(1,015)	$5,601	$(699)	$(1,066)	$(6,385)	$36,107

Attributable to:
Equity holders of the Company	30,994	(711)	5,328	(542)	(1,066)	(6,385)	27,618
Non-controlling interests	8,677	(304)	273	(157)	-	-	8,489
Net income (loss)	$39,671	$(1,015)	$5,601	$(699)	$(1,066)	$(6,385)	$36,107

(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Nine months ended December 31, 2017
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$107,125	$-	$24,465	$-	$-	$-	$131,590
Cost of sales	(47,454)	-	(15,359)	-	-	-	(62,813)
Gross profit	59,671	-	9,106	-	-	-	68,777

Operating (expenses) income	(6,091)	(896)	(2,222)	6,202	(999)	(8,719)	(12,725)
Finance items, net	355	(59)	2	(7)	193	1,233	1,717
Income tax (expenses) recovery	(13,587)	2	-	-	(1)	-	(13,586)
Net income (loss)	$40,348	$(953)	$6,886	$6,195	$(807)	$(7,486)	$44,183

Attributable to:
Equity holders of the Company	31,423	(667)	6,563	5,774	(807)	(7,486)	34,800
Non-controlling interests	8,925	(286)	323	421	-	-	9,383
Net income (loss)	$40,348	$(953)	$6,886	$6,195	$(807)	$(7,486)	$44,183

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the three and nine months ended December 31, 2018 and 2017 were all earned in China and are comprised of:

	Three months ended December 31, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$19,075	$1,585	$20,660
Gold (Au)	1,167	-	1,167
Lead (Pb)	14,324	2,527	16,851
Zinc (Zn)	297	3,055	3,352
Other	321	-	321
	$35,184	$7,167	$42,351

	Three months ended December 31, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$17,718	$2,088	$19,806
Gold (Au)	632	-	632
Lead (Pb)	14,045	2,378	16,423
Zinc (Zn)	2,337	5,048	7,385
Other	100	6	106
	$34,832	$9,520	$44,352

	Nine months ended December 31, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$59,565	$4,357	$63,922
Gold (Au)	2,883	-	2,883
Lead (Pb)	46,421	6,270	52,691
Zinc (Zn)	4,277	10,848	15,125
Other	751	195	946
	$113,897	$21,670	$135,567

	Nine months ended December 31, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$56,850	$5,735	$62,585
Gold (Au)	2,448	-	2,448
Lead (Pb)	41,728	5,948	47,676
Zinc (Zn)	5,604	12,548	18,152
Other	495	234	729
	$107,125	$24,465	$131,590

(d)	Major customers

For the nine months ended December 31, 2018, three major customers (nine months ended December 31, 2017 - three) accounted for 13% to 30%, (nine months ended December 31, 2017 - 22% to 27%) and collectively 58% (nine months ended December 31, 2017 - 74%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,709	$380	$2,329	$-
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2018, the Company has two office rental agreements totaling $2,709 for the next five years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2018, the Company incurred rental expenses of $213 and $598, respectively (three and nine months ended December 31, 2017 - $165 and $490, respectively), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) at the Luoyang Luolong District People’s Court (the “District Court”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang Intermediate People’s Court (the “Intermediate Court”) against Luoyang Mining to have the original acquisition agreements nullified and sought repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 by the Intermediate Court. In July 2018, the Intermediate Court decided to combine Luoyang Mining’s claim and Henan Found’s counter claim as one case. In September 2018, the Company reached mutual settlement agreement with Luoyang Mining and paid the $1.6 million (RMB10.0 million) to Luoyang Mining and the case was closed. The settlement has no material impact on the Company’s financial results as the $1.6 million was accrued and included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company in prior years.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2018 and for three and nine months ended December 31, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2018	March 31, 2018
Cash on hand and at bank	$58,942	$31,281
Bank term deposits and GICs	9,196	17,918
Total cash and cash equivalents	$68,138	$49,199

Changes in non-cash operating working capital:	Three Months Ended December 31,		Nine Months Ended December 31,
	2018	2017	2018	2017
Trade and other receivables	$(395)	$115	$(212)	$179
Inventories	(336)	(2,645)	(2,066)	(3,074)
Prepaids and deposits	2,298	652	1,199	438
Accounts payable and accrued liabilities	3,451	7,945	6,155	7,835
Deposits received	(3,093)	(1,670)	(2,690)	149
Due from a related party	(8)	34	(28)	71
	$1,917	$4,431	$2,358	$5,598